50
5/27/03

03015416

SECURITIE... ...SSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 9 2003
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American General Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 Allen Parkway, Suite 290
(No. and Street)

Houston, (City) Texas (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lucille S. Martinez (713) 831-3202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Suite 2900 (Address) Houston (City) TX (State) 77002-5678 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lucille S. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Securities Incorporated, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY EGAN
MY COMMISSION EXPIRES
July 13, 2006

Signature

Treasurer & Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American General Securities Incorporated

Consolidated Financial Statements and Supplementary Information Required by SEC Rule 17a-5

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors and Stockholder of
American General Securities Incorporated

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Securities Incorporated (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

American General Securities Incorporated
Consolidated Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 10,245,069
Deposits held by clearing brokers, restricted	95,000
Concessions receivable from product sponsors	4,741,067
Accounts receivable from representatives	390,148
Accounts receivable from affiliates	160,860
Fixed assets, leasehold improvements, and capitalized software, at cost (net of accumulated depreciation and amortization of $426,013)	155,859
Prepaid expenses and other assets	388,322
Total assets	$ 16,176,325

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 5,990,635
Payable to Parent and affiliates	1,377,449
Income taxes payable	187,713
Accrued expenses and other liabilities	847,968
Total liabilities	8,403,765
Stockholder's equity:	
Common stock, $1 par value; 25,000 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,100,855
Retained earnings	646,705
Total stockholder's equity	7,772,560
Total liabilities and stockholder's equity	$ 16,176,325

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Operations
Year Ended December 31, 2002

Revenues:	
Concession revenue	$ 47,540,700
Clearing revenue	216,573
Product sponsor revenue sharing	2,328,683
Investment income	163,146
Other income	187,219
Total revenues	50,436,321
Expenses:	
Commission expense	42,624,113
Employee compensation and benefits	4,205,148
Clearing expenses	212,161
Professional fees	473,787
Taxes, fees and licenses	338,073
Travel and business promotion expenses	283,166
Depreciation and amortization expense	114,646
General and administrative	1,769,007
Total expenses	50,020,101
Income before federal income taxes	416,220
Federal income tax expense	145,677
Net income	$ 270,543

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2001	$ 25,000	$ 2,200,000	$ 376,162	$ 2,601,162
Capital contribution from Parent		4,900,855		4,900,855
Net income			270,543	270,543
Balance at December 31, 2002	$ 25,000	$ 7,100,855	$ 646,705	$ 7,772,560

The accompanying notes are an integral part of these consolidated financial statements.

American General Securities Incorporated
Consolidated Statement of Cash Flows
Year Ended December 31, 2002

Operating activities:	
Net income	$ 270,543
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	114,646
Loss on disposal of fixed assets	652
Changes in assets and liabilities:	
Concessions receivable from product sponsors	(2,008,402)
Accounts receivable from representatives	(77,500)
Accounts receivable from affiliates	693,672
Prepaid expenses and other assets	(142,033)
Commissions payable	2,210,987
Payable to Parent and affiliates	(783,149)
Income taxes payable	49,893
Accrued expenses and other liabilities	308,254
Net cash provided by operating activities	637,563
Investing activities:	
Purchase of furniture and equipment and capitalized software	(30,457)
Sale of furniture and equipment	357
Net cash used in investing activities	(30,100)
Financing activities:	
Contribution from Parent	5,746,489
Net cash provided by financing activities	5,746,489
Net increase in cash and cash equivalents	6,353,952
Cash and cash equivalents at beginning of year	3,891,117
Cash and cash equivalents at end of year	$ 10,245,069
Supplemental disclosure of cash flow information:	
Income taxes paid during the year	$ 195,571
Noncash item:	
Capital contribution from parent	845,634

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Nature of Business

American General Securities Incorporated (AGSI or the Company) is a wholly-owned subsidiary of American General Equity Services Corporation (AGESC or the Parent), an indirect wholly-owned subsidiary of American International Group, Inc. (AIG). Prior to September 30, 2002, the Company was a wholly-owned subsidiary of American General Life Insurance Company (AGL). On September 30, 2002, The Franklin Life Insurance Company (FLIC) contributed all of the issued and outstanding shares of Franklin Financial Services Corporation (FFSC) to AGC Life Insurance Company (AGC Life) the direct parent company of FLIC. AGC Life immediately transferred all of the outstanding shares of FFSC to its wholly-owned subsidiary, AGL. Immediately following this contribution, AGL contributed all of its issued and outstanding shares of AGSI to FFSC. On October 1, 2002, all of FFSC's registered representatives, related customer accounts and all associated assets and liabilities to support the registered representatives were transferred to AGSI. The net book value of the assets transferred was $4,900,855. Concurrent with this movement of all retail broker-dealer functions to AGSI, all distributor/wholesale broker-dealer functions for AGL and FLIC were transferred from American General Distributors Incorporated (AGDI) to FFSC, whose name changed to AGESC on October 1, 2002.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 as a general securities dealer and is authorized to transact business in all 50 states. The Company is also licensed as a registered investment advisor. The Company has clearing agreements with National Financial Services, Inc. and Pershing (the Clearing Brokers) who carry the accounts of the Company on a fully disclosed basis. The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i) as described in Supplemental Schedules II and III.

The following is a summary of significant accounting policies which have been consistently followed in the preparation of the Company's financial statements.

Consolidation Principles

The accompanying consolidated financial statements include the accounts of the Company and its six wholly-owned subsidiaries: American General Insurance Agency Incorporated, American General Insurance Agency of Hawaii, American General Insurance Agency of Massachusetts, American General Insurance Agency of Alabama, American General Insurance Agency of Georgia, and American General Insurance Agency of Nevada. All significant intercompany transactions and accounts have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with maturities of 90 days or less when purchased.

Income Taxes

For the period of January 1, 2002 through September 30, 2002, the Company will join in the filing of a consolidated federal income tax return with its subsidiaries. For the period October 1, 2002 through December 31, 2002, the Company and its subsidiary will join in the filing of the consolidated federal income tax return with AGESC. The Company will be allowed to join in the filing of a consolidated federal income tax return with AIG and its affiliates beginning January 1, 2007. The Company's tax calculations are made as if the Company prepared a separate tax

return. Additionally, the Company may record a tax benefit for net operating losses, if such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

The Company files separate state and local income tax returns.

Revenue Recognition
Concessions revenue represents revenue earned on the sale of products distributed by the Company's registered representatives. Concession revenue and the related commission expense is recorded on a trade-date basis as securities transactions occur.

Clearing revenue represents fees earned from the Company's representatives for executing trades through one of the Clearing Brokers in excess of the fees charged to the Company by the Clearing Brokers. Clearing revenue is recorded on a trade-date basis as securities transactions occur.

Product sponsor revenue sharing represents revenue earned from various product sponsors for assets under management and/or product sales volume.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Fixed Assets and Depreciation
Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of the assets. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

2. Commitments and Contingencies

In January 2003, AGSI and AGL settled a claim that was outstanding in 2002 relating to alleged misconduct against a former registered representative of AGSI and former agent of AGL. As of December 31, 2002, the Company has recorded an accrual for its share of this settlement.

In addition, the Company is party to various other lawsuits arising in the normal course of business. The Company believes that it has a valid and substantial defense to each of these actions and is defending them vigorously. Further, it is the Company's opinion and the opinion of counsel for the Company that the outcome of these actions will not have a materially adverse effect on the financial position or results of operations of the Company.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2002, there were no amounts owed to the Clearing Brokers by these customers.

4. Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2002.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $4,898,503 which was $4,338,819 in excess of the $559,684 minimum net capital established by the Company. The Company's ratio of aggregate indebtedness to net capital was 1.71 to 1 at December 31, 2002.

6. Related Party Transactions

Insurance-related business is transacted through insurance agencies, which are wholly-owned subsidiaries or affiliates, that remit all revenues (net of state taxes and fees) to the Company or other affiliated broker-dealers (i.e., FFSC through September 30, 2002 and VALIC Financial Advisors (VFA)). The Company is responsible for commission payment of revenues that are distributed to it and all support functions for these insurance agencies.

AGSI performs administrative services for certain affiliated companies and receives reimbursement for the expenses related to these services. AGSI allocates a portion of its Field Education and Review Team (FERT) expenses to its affiliates. During 2002, the Company

received expense reimbursements of $1,309,581 from these affiliates, which have been recorded as a reduction to general and administrative expenses in these financial statements.

The Insurance Agency Network administered by AGSI is also used by VFA to which AGSI allocates a portion of the administrative expenses of the network. The total expenses allocated to VFA during 2002 was $20,590.

The Company has an underwriting agreement with The United States Life Insurance Company in the City of New York (USL), (an indirect wholly-owned subsidiary of AIG), and USL Separate Accounts USL VA-R and USL VL-R. Pursuant to the terms of the underwriting agreement with USL, the Company acts as a principal underwriter for the sale and distribution of all variable annuity and variable universal life contracts issued by USL. No revenues or expenses related to the distribution of these contracts has been recorded in these financial statements as any commissions revenues would be fully offset by commission expenses and the cash related to these transactions does not flow through the Company. Further, any general and administrative expenses for these services are paid for by the Company's affiliates, primarily AGL.

AGESC contributed $4,900,855 of net assets and liabilities to the Company in 2002 to support the transfer of registered representatives from AGESC to AGSI. Included in the assets transferred was $5,746,489 in cash and cash equivalents.

AGSI receives services from American General Life Companies, an affiliated shared services company, that in turn allocates a portion of the applicable departmental expenses to AGSI. Departmental expenses in the amount of $479,382 were allocated to AGSI during 2002.

Salaries and other employee benefits for AGSI employees, certain data processing expenses, and office rent are paid by AGL on behalf of AGSI. The Company recognized $4,205,148, $554,421 and $319,641 for salaries and employee benefits expense, data processing expenses and rent expense, respectively, during 2002.

At December 31, 2002, the Company had concessions receivable in the amount of $2,131,822 from affiliated product sponsors for the sales of proprietary products. These receivables have been included in concessions receivable from product sponsors in these financial statements. During 2002, the Company earned $12,326,896 and $290,573 in concessions revenue and product sponsor revenue sharing, respectively, for sales of proprietary products.

7. Fixed Assets

As of December 31, 2002 the Company's fixed assets balances were as follows:

		Estimated useful life
Furniture and fixtures	$ 409,565	3-10 years
Leasehold improvements	90,416	5 years
Capitalized software	81,891	1 year
Accumulated depreciation and amortization	(426,013)	
Net	$ 155,859	

Depreciation and amortization expense on fixed assets was $114,646 for the year ended December 31, 2002.

8. Clearing Agreements

The Company clears all of its securities transactions through the Clearing Brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Brokers and all counterparties with which it conducts business.

Supplementary Information Required by SEC Rule 17a-5

Schedule I

American General Securities Incorporated
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital:	
Total stockholder's equity (from the consolidated statement of financial condition)	$ 7,772,560
Less:	
Nonallowable assets:	
Deposits held by clearing broker, restricted	70,000
Concession receivable from product sponsors	1,514,263
Accounts receivable from representatives	390,148
Accounts receivable from affiliates	160,860
Fixed assets, leasehold improvements and capitalized software	155,859
Prepaid expenses and other assets	388,322
Total nonallowable assets	2,679,452
Haircut on securities positions	194,605
Net capital	$ 4,898,503
Aggregate indebtedness:	
Items included on statement of financial condition:	
Commissions payable	$ 5,990,635
Payable to Parent and affiliates, net	1,377,449
Accrued expenses and other liabilities	1,035,681
Total items included on statement of financial condition	8,403,765
Less:	
Exclusions from aggregate indebtedness	8,493
Total aggregate indebtedness	$ 8,395,272
Computation of basic net capital requirement:	
Minimum net capital required	$ 559,684
Excess net capital	$ 4,338,819
Ratio: Aggregate indebtedness to net capital	$ 1.71

In the Company's original Part II (unaudited) FOCUS Report, $691,840 in concessions receivable were included as nonallowable. Subsequent to the filing, it was determined that these receivables are allowable, increasing net capital by the same amount, and an amended FOCUS Report was filed on February 27, 2003. No other differences were noted between the Company's unaudited reported computation on Form X-17a-5 and the audited computation filed as of December 31, 2002.

Schedule II

American General Securities Incorporated
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

American General Securities Incorporated
Information for Possession or Control Requirements Pursuant To SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Supplementary Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholder of
American General Securities Incorporated and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of American General Securities Incorporated and subsidiaries (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003